SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934

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TENET HEALTHCARE CORPORATION

(Name of Registrant as Specified in Its Charter)

TENET SHAREHOLDER COMMITTEE, L.L.C.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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RELEASED TO SECURITY HOLDERS
ON SEPTEMBER 26, 2000

The Tenet Shareholder Committee, L.L.C.

FOR IMMEDIATE RELEASE
Contact:	Josh Pekarsky Sarah Zitter Milstein Kekst and Company (212) 521-4800

TENET SHAREHOLDER COMMITTEE SHEDS LIGHT ON
TENET HEALTHCARE’S BROADLANE AFFAIR

NEW YORK, NY, September 26, 2000 – The Tenet Shareholder Committee, which is running a slate of four nominees for election to the Board of Directors of Tenet Healthcare Corporation (NYSE: THC) at its annual meeting on October 11th, today sent the following letter to the company’s shareholders.

Broadlane or Back Alley?

Dear Fellow Shareholder:

      Tenet’s management is benefiting from an investment that creates serious conflicts of interest and puts their personal interests ahead of yours. Their behavior is a reflection of the lack of accountability and deficient corporate governance standards at Tenet.

      In December 1999, Tenet Healthcare, led by CEO Jeffrey C. Barbakow, formed a private e-commerce subsidiary with corporate assets called Broadlane. In January 2000, Barbakow and other members of management each made personal investments in Broadlane at founders’ stock prices.

      In March 2000, Lehman Brothers analysts Adam Feinstein and Jeremy Raskin estimated that Broadlane could have a public market value of between $3 billion and $11 billion 1.

      At these valuations, Mr. Barbakow, who owns 2.3% of Broadlane, could walk away with a personal profit of between $67.8 million and $251.8 million dollars. According to Tenet’s recent definitive proxy statement, Barbakow’s personal investment already shows a neat personal profit of approximately  $3.6 million after just four months.

      It is the considered opinion of the Tenet Shareholder Committee that this investment stinks. It badly fails the most basic smell test and is a reflection of the near total lack of accountability at Tenet. It also raises some important questions for Mr. Barbakow and his cohorts:

•	How are Tenet shareholders served by management’s personal investment in Broadlane?

[1]	“Medibuy.com Doubles Registered Buyers Via March 7 Premier Acquisition,” THE GRAY SHEET, Mar. 13, 2000, Vol. 26, Issue 11. Consent of author not obtained to use as proxy soliciting material.

•	Why did the Company’s Board permit such obvious and significant conflicts of interest?

•	Why do Tenet’s by-laws permit directors to vote on transactions or other matters in which they have a personal interest?

•	Why is Jeff Barbakow using shareholders’ assets to set himself up to pocket up to a quarter billion dollars?

      To us, the Broadlane affair is a clear example of management’s priorities: self-enrichment over attention to Tenet’s core financial and operating deficiencies. It’s also clear evidence of a Board that is either in the dark when it comes to basic uses of shareholder assets, or in the dark ages when it comes to basic standards of good corporate governance and accountability.

      It’s time to shine a light on Tenet’s dark dealings, bring change and accountability to a stale Board of Directors, and remind management that its job isn’t to see how fat and happy it can be living off Tenet in sunny Santa Barbara. It is time for management to roll up its sleeves and create value for all shareholders by providing quality health care to its many patients.

      Please sign, date and return the enclosed striped GOLD proxy card today in the postage paid envelope provided. Please note that you can vote on all proposals on the enclosed striped GOLD proxy card.

Sincerely,

M. Lee Pearce, M.D. Chairman The Tenet Shareholder Committee

IMPORTANT:

If your shares are held in the name of your bank or broker, only they can vote your shares. Please return the enclosed GOLD proxy card to your bank or broker in the envelope provided or contact the person responsible for your account and give instructions to vote FOR the election of the
Committee’s nominees on Proposal 1.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN VOTING YOUR
SHARES, PLEASE CONTACT: INNISFREE M&A INCORPORATED, TOLL-FREE AT

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